Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Organization
Globavend Associates Limited	British Virgin Islands
Globavend (HK) Limited	Hong Kong
Globavend Warehouse Limited	Hong Kong
Zhiyi International Logistics (Shenzhen) Co., Ltd.	China
Vault BRS LLC	Delaware, United States
Vault DAT Cayman	Cayman Islands